Exhibit (d)(14)

SURRENDER CHARGE ENDORSEMENT

This endorsement is part of the certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The endorsement is effective as of the date of issue shown on the certificate data page.

Section 7.9 Surrender Charge, the second paragraph, including subsections (a) and (b), is removed in its entirety, and replaced with the following language:

If all of the accumulated value is applied under settlement option 3 or 5, the surrender charge will be zero.

MODERN WOODMEN OF AMERICA

[
National Secretary] (1)

2025 SC-END-FL	1